Exhibit 28(h)(xii)
FORM OF
EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
     This Agreement is entered into as of the ___day of [                    ], 2010, between Estabrook Capital Management LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Estabrook Value Fund (the “Value Fund”) and Estabrook Investment Grade Fixed Income Fund (the “Fixed Income Fund” and, together with the Value Fund, the “Funds”).
     WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions (“Net Expenses”), do not exceed the levels described below.
     NOW, THEREFORE, the parties agree as follows:
     Equity Fund Fee Reduction. The Adviser agrees (i) during the period beginning the date of commencement of operations of the Value Fund and ending [___], it will reduce its compensation and/or reimburse certain expenses for the Value Fund, to the extent necessary to ensure that the Value Fund’s Net Expenses do not exceed 1.25% (on an annual basis) of the Value Fund’s average daily net assets; and (ii) during the period [___] through [___], it will reduce its compensation and/or reimburse certain expenses for the Value Fund, to the extent necessary to ensure that the Value Fund’s Net Expenses do not exceed 1.50% (on an annual basis) of the Value Fund’s average daily net assets.
     Fixed Income Fund Fee Reduction. The Adviser agrees (i) during the period beginning the date of commencement of operations of the Fixed Income Fund and ending [___], it will reduce its compensation and/or reimburse certain expenses for the Fixed Income Fund, to the extent necessary to ensure that the Fixed Income Fund’s Net Expenses do not exceed 1.10% (on an annual basis) of the Fixed Income Fund’s average daily net assets; and (ii) during the period [___][___], it will reduce its compensation and/or reimburse certain expenses for the Fixed Income Fund, to the extent necessary to ensure that the Fixed Income Fund’s Net Expenses do not exceed 1.35% (on an annual basis) of the Fixed Income Fund’s average daily net assets.
     Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.
     Term. This Agreement shall terminate on [___], or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

     Executed as of the date first set forth above.

Estabrook Capital Management LLC

By:
Name:
Title:

FundVantage Trust, on behalf of the Funds

By:
Name:	Joel Weiss
Title:	President